Certain information concerning United States accounting policies for the three months ended March 31, 2004

Fairmont Hotels & Resorts Inc.’s (“FHR” or the “Company”) interim consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Note 25 of the December 31, 2003 audited consolidated financials discloses the differences affecting the Company between Canadian and U.S. GAAP. As disclosed in that note, for U.S. GAAP purposes the Company consolidated the accounts of variable interest entities (“VIE’s) that were created during 2003, as required by Financial Accounting Standards Board (“FASB”) Financial Interpretation (“FIN”) 46.

Commencing January 1, 2004, for U.S. GAAP purposes, the Company is required to consolidate the accounts of all VIE’s for which it is the primary beneficiary, as required by FIN 46R. For Canadian GAAP purposes the Company will adopt provisions similar to FIN 46R commencing January 1, 2005.

As a result, beginning January 1, 2004, the Company has commenced consolidating the accounts of Legacy Hotels Real Estate Investment Trust (“Legacy”) for U.S. GAAP purposes. In considering the effects of FIN 46R, the Company evaluated all of its other existing management contract arrangements and determined that no other entities are required to be consolidated for U.S. GAAP purposes.

The consolidation of Legacy commencing January 1, 2004 had no effect on the Company’s consolidated net income or shareholder’s equity. The effects of U.S. GAAP differences affecting the Company’s net income and comprehensive income are as follows:

Reconciliation of Net Loss

Three months ended
March 31, 2004 (Unaudited)
Net loss under Canadian GAAP	$(0.6)
Increased (decreased) by
Variable interest entities	(0.3)
Pension accounting	(0.4)
Convertible senior notes	0.9

Adjusted net loss before taxes	(0.4)

Future income taxes on above items	0.1

Net loss under U.S. GAAP	$(0.5)

Comprehensive loss
Net loss under U.S. GAAP	$(0.5)
Other comprehensive income (loss)
Foreign currency translation adjustments	(3.5)
Minimum pension liability adjustment	(0.4)
Future income taxes	0.2

Comprehensive loss	$(4.2)

Summarized consolidated balance sheets, statements of operations and statements of cash flows under Canadian and U.S. GAAP are as follows:

Summarized Consolidated Statements of Operations

	Three months ended March 31, 2004
	(Unaudited)
	US GAAP	Canadian GAAP
Revenues
Operating revenues	$275.8	$168.2
Other revenues from managed and franchised properties	7.9	8.9

	283.7	177.1

Expenses
Operating expenses	228.3	126.2
Other expenses from managed and franchised properties	8.1	9.1
Amortization	32.9	19.5

	269.3	154.8
Loss from equity investments and other	1.1	7.7
Interest expense, net	24.3	10.0

Income (loss) before tax expense and non-controlling interest	(11.0)	4.6

Income tax expense	3.3	5.2
Non-controlling interest	(13.8)	—

Net loss	$(0.5)	$(0.6)

Basic loss per common share	$(0.01)	$(0.01)
Diluted loss per common share	$(0.01)	$(0.01)

Summarized Consolidated Balance Sheets

	March 31, 2004 (Unaudited)
	US GAAP	Canadian GAAP
Assets
Cash and cash equivalents	$101.4	$69.2
Other current assets	129.1	92.1
Property and equipment	2,772.7	1,653.3
Other assets	627.4	708.3

	$3,630.6	$2,522.9

Liabilities and Shareholders’ Equity
Current liabilities	$244.8	$131.9
Current portion of long-term debt	108.6	77.5
Long-term debt	1,358.4	596.8
Other liabilities	114.5	91.2
Non-controlling interest	192.5	—
Future income taxes	102.4	83.4

	2,121.2	980.8
Shareholders’ equity	1,509.4	1,542.1

	$3,630.6	$2,522.9

The Company’s VIE’s had total assets of $1,117.5 and total liabilities of $925.0 under U.S. GAAP as at March 31, 2004.

Summarized Consolidated Statements of Cash Flows

	March 31, 2004 (Unaudited)
	US GAAP	Canadian GAAP
Cash provided by (used in)

Operating activities
Net loss	$(0.5)	$(0.6)
Items not affecting cash
Amortization	32.9	19.5
Loss from equity investments and other	1.1	7.7
Future income taxes	1.2	2.3
Non-controlling interest	(13.8)	—
Other	3.9	2.5
Changes in non-hotel real estate	0.1	(0.2)
Changes in non-cash working capital items	14.8	9.0

	39.7	40.2

Investing activities
Additions to property and equipment	(23.5)	(19.8)
Collection of loans receivable	8.8	8.8
Issuance of loans receivable	(5.0)	(5.0)
Other assets	(11.8)	—

	(31.5)	(16.0)

Financing activities
Issuance of long-term debt	110.5	79.9
Repayment of long-term debt	(65.9)	(63.6)
Issuance of common shares	0.3	0.3
Net repayment of loan to affiliate	(8.8)	—
Dividends paid	(3.2)	(3.2)
Increase in bank loans	12.9	—

	45.8	13.4

Effect of exchange rate changes on cash	1.1	(0.1)

Increase in cash	55.1	37.5

Cash and cash equivalents — beginning of period	31.7	31.7

Opening cash effect due to the consolidation of Legacy	14.6	—

Cash and cash equivalents — end of period	$101.4	$69.2